UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1


                           Casino Resource Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           (Title of Class Securities)

                                     781132
                                 (CUSIP Number)

         Steven B. King, Mesirov, Gelman, Jaffe, Cramer & Jamieson, LLP
                   1735 Market Street, Philadelphia, PA 19103
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 19, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.          781132                                  Page  2 of 5 Pages

-------------------------------------------------------------------------------

   1      Name of Reporting Person
          SS or IRS Identification No. of Above Person
                 John J. Pilger                SSN: ###-##-####
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   2      Check the appropriate box if a member of a group     (a) |_|
              (b) |_|
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   3      SEC USE ONLY

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   4      Source of Funds*
          00
-------------------------------------------------------------------------------

   5 Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) |_|
                 N/A
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   6          Citizenship or place of organization U.S.A.
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                         7     Sole Voting Power
  Number of Shares             4,406,712
 Beneficially Owned
  by Each Reporting
     Person With
-------------------------------------------------------------------------------

                         8     Shared Voting Power
                                  0
-------------------------------------------------------------------------------

                         9     Sole Dispositive Power
                                  1,100,768
-------------------------------------------------------------------------------

                       10      Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------

   11     Aggregate amount beneficially owned by each reporting person
             4,406,712
-------------------------------------------------------------------------------

   12     Check box if the aggregate amount in Row (11) excludes certain
          shares* |_|
             N/A
-------------------------------------------------------------------------------

   13     Percent of class represented by amount in Row (11)
           36.5%
-------------------------------------------------------------------------------

   14     Type of reporting person*
              IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!


          Include both sides of the cover page, responses to Items 1-7 (including exhibits) of the Schedule, and the signature attestation.


                                     2 of 5

                              AMENDED SCHEDULE 13D

Item 1            Security and Issuer

                  Common Stock, par value $.01 per share, of Casino Resource Corporation ("Company"), 707 Bienville Blvd., Ocean Springs, MS 39564

Item 2            Identity and Background

                  (a)      Name:                              John J. Pilger

                  (b)      Business Address:                  707 Bienville Blvd.
                                                              Ocean Springs, MS 39564

                  (c)      Principal Occupation:              CEO, Chairman of the Board
                           Employed By:                       Casino Resource Corporation

                  (d)      Prior Criminal Proceedings:        None

                  (e)      Prior Civil Proceedings:           None

                  (f)      Citizenship:                       United States of America

Item 3            Source and Amount of Funds or Other Consideration

                  Granted proxy under Amended and Restated Debenture with Roy Anderson Holding Corp., dated as of February 1, 1999.

Item 4            Purpose of the Transaction

                  Proxy granted on 1,800,000 shares of the Company's Common Stock issued February 16, 1999 to Roy Anderson Holding Corp. and held in escrow by Mesirov Gelman Jaffe Cramer & Jamieson, LLP

Item 5            Interest in Securities of the Issuer

                  (a) The following table sets forth the aggregate number and percentage of outstanding shares of the Company's Common Stock beneficially owned by the undersigned as of the date of this report:

                           Number of Shares Percentage of Outstanding Shares
                           4,406,712                 36.5%

                  (b)      Voting Power and Dispositive Power

                           Sole Power to Vote:                4,406,712
                           Shared Power to Vote:                      0

                           Sole Power to Dispose:             1,100,768
                           Shared Power to Dispose:                   0

                  (c) The following table reflects Mr. Pilger transactions in the Company's Common Stock effected during the past sixty days:

                                     3 of 5

                           Date             Description of Transaction          Total Shares Held
                           10/30/98         Balance stock owned/voting rights           865,768*

                      *This figure does not reflect 235,000 exercisable options.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities held by the undersigned.

                  (e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The Company has issued options under its 1993 and 1997 Employee Stock Option and Incentive Plan to Mr. Pilger for the purchase of 40,000 shares of the Company Common Stock (the "Shares") at an exercise price of $2.00 per Share, and for 195,000 Shares at an exercise price of $1.03 per Share reissued June, 1998.

                  On December 31, 1997, the Company's former Chairman, Kevin Kean, defaulted on repaying $1,232,000.00 of notes receivable due the Company. The Company filed suit against Mr. Kean on January 2, 1998. On January 15, 1998 the Company signed a Settlement Agreement with Mr. Kean. Under the agreement 220,000 Shares were canceled along with the 150,000 Shares currently pledged to the Company at the market price of $1.19 per Share. The Company and Mr. Kean entered into a new note agreement. The new note of $1,196,884.88 bears interest at 7% per annum and matures on January 15, 2001. The note is collateralized by Mr. Kean's 5% interest in the Company's Pokagon management fee. Solely at the Company's discretion, at any time prior to maturity, the Company can take the collateral as payment in full for the note. The Mr. Kean has also granted the Chairman of the Company an irrevocable proxy for 1,330,944 Shares. Additionally, Mr. Pilger holds proxies to vote 175,000 Shares owned by Richard Howarth, Jr., a former officer of the Company.

                  Roy Anderson Corp was the holder of a Casino Resource debenture in the principal amount of $1.5 million which was due January 31, 1999. Casino Resource and the debenture holder exchanged the existing debenture for an Amended and Restated Debenture dated as of February 1, 1999. The Amended and Restated Debenture will be held by Roy Anderson Holding Corp., an affiliate of the original debenture holder.

                  Principal and interest is required to be amortized in 18 equal monthly installments of $88,651.29 each with payments to begin June 1, 1999. The Company is required to pay the first 50% of each installment in cash and may pay the remaining 50% in cash or Shares valued at the average of the closing prices on the last 10 trading days in May 1999. 1.8 million Shares were issued on March 23, 1999 and are held in escrow in order to satisfy the above requirement. Any unused Shares will be canceled. Roy Anderson Holding Corp. has given a proxy for the
                  1.8 million Shares to John J. Pilger or Robert J. Allen (alternative board member/officer) to vote such Shares until they are released from escrow.

                                     4 of 5

                                    Signature


         After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


Dated: march 24, 1999

                                   /s/ John J. Pilger
                                   ----------------------------------------
                                   John J. Pilger




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